SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 13, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2Q18 results

São Paulo, August 9, 2018 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 2Q18 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2017.

SBSP3: R$ 26.70/share SBS: US$ 6.92 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 18.13 billion Closing quote: 08/09/2018

R$ million
Gross operating Revenue
3,249.8
2,901.6
12.0%
Net operating revenue
3,672.2
3,494.6
5.1%
Costs, adm. & selling expenses and construction costs
2,617.5
2,748.8
4.8%
Adjusted EBITDA
1,382.6
1,065.4
29.8%
Adjusted EBIT
1,055.6
747.4
41.2%
Net income
181.9
331.8
45.2%
2Q18
2Q17

1. Financial highlights

¹ Includes Revenue from Regulatory, Control and Inspection Fee (TRCF - Taxa de Regulação, Controle e Fiscalização), in the amount of R$ 15.8 million in the quarter and R$31.3 in the 1H.

² Includes TRCF transfers in the amount of R$13.5 million in the quarter and R$26.9 in the 1H.

* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

* Adjusted EBIT is net income before: (i) other operating revenues / expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues / expenses, net.

In 2Q18, the net operating revenue, which considers construction revenue, totaled R$3,672.2 million, a growth of 5.1% over the same period of the previous year.

Costs and expenses, which include construction costs, totaled R$2,617.5 million, a 4.8% decrease when compared to the same period of 2017.

Adjusted EBIT, in the amount of R$1,055.6 million, increased 41.2% compared to the R$747.4 million presented in 2Q17.

Adjusted EBITDA, in the amount of R$1,382.6 million, increased 29.8% when compared to the R$1,065.4 million presented in 2Q17 (R$5,632.0 million in the last 12 months).

Adjusted EBITDA margin in 2Q18 was 37.7%, against 30.5% in 2Q17 (37.7% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 45.5% in 2Q18 (38.7% in 2Q17 and 46.5% in the last 12 months).

In 2Q18 the Company recorded a net income of R$181.9 million, compared to a net income of R$331.8 million in 2Q17.

2. Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$3,249.8 million, which does not consider the construction revenue, increased by R$348.2 million or 12.0%, when compared to R$2,901.6 million in 2Q17.

The main factors that led to the increase were:

•              Tariff repositioning index of 7.9% since November 2017;

•              Tariff repositioning index of 3.5% since June 2018; and

•              3.1% increase in total billed volume: 2.9% in water and 3.3% in sewage.

The increase caused by the above-mentioned factors was partially offset by the higher recognition with allowance for doubtful accounts referring to wholesale sales in 2Q18, in the amount of R$45.8 million, due to the lower payment received in the period, mainly from the municipality of Guarulhos.

3. Construction revenue

Construction revenue decreased by R$112.4 million or 14.4%, when compared to the previous year. The variation is mainly due to the lower investment in the municipalities served by the Company.

4. Billed volume

The tables below show the billed volumes of water and sewage, in the quarter and year-to-date comparison, per consumer category and region.

(1) Unaudited

(2) Including coastal and interior region

(3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs decreased by R$131.3 million in 2Q18 (4.8%). Excluding construction costs, there was a decrease of R$19.1 million (1.0%).

As a percentage of net revenue, costs, administrative and selling expenses and construction costs represented 71.3% in 2Q18, against 78.7% in 2Q17.

5.1. Salaries and payroll charges and Pension plan obligations

In 2Q18, there was a decrease of R$35.8 million or 5.0%, due to the following factors:

•              Reversal of R$ 73.3 million in the provision for the Conduct Adjustment Agreement (Termo de Ajuste de Conduta, or "TAC"), signed with the Public Prosecutor´s Office of the State of São Paulo in 2009. This reversal is due to the implementation of the Knowledge Retention Program (Programa de Retenção de Conhecimento, the "PRC") launched by the Company in 2Q18, aiming to mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career, through the transfer of intellectual capital; and

•              Lower number of retired employees in 2Q18, generating a reduction of R$ 50.7 million in the provision for TAC when compared to 2Q17.

The above-mentioned decrease was partially offset by the following factors:

•              Increase of R$90.9 million, due to the provision for employees who joined the PRC; and

•              The increase of R$3.5 million, mainly due to the 1.7% increase related to the Career and Salary Plan in February 2018 and the salary increase of 1.29% in May 2018, as well as a reduction of 3.4% in the number of employees.

5.2. General Materials

Increase of R$12.3 million or 29.6%, mainly due to the greater use of materials in the maintenance in networks and connections of water and sewage, in the amount of R$8.1 million.

5.3 Services

Decrease of R$30.3 million or 8.7%, mainly due to the following factors:

•              Increased hiring of technical services to reduce water losses in 2Q17, totaling R$7.9 million;

•              Reduction of R$5.1 million in telephony expenses; and

•              Reduction of R$5.1 million in advertisement expenses.

5.4. Electricity

Electricity expenses totaled R$228.8 million in 2Q18, an increase of R$40.9 million or 21.8% when compared to the R$187.9 million in 2Q17. This variation was mainly due to:

•              Average increase of 9.7% in free market tariffs (ACL – Ambiente de Contratação Livre), with an increase of 5.9% in consumption;

•              Average reduction of 7.2% in the grid market tariffs (TUSD – Tarifas de Uso do Sistema de Distribuição), with a 15.9% increase in consumption; and

•              Average increase of 10.1% in regulated market tariffs (ACR – Ambiente de Contratação Regulada), with an increase of 3.5% in consumption.

In 2Q18, ACL represented 35.0% of the total amount of electric power consumed by the Company, TUSD 34.6% and ACR represented 30.4% of this amount.

5.5. General expenses

A decrease of R$17.5 million or 7.3%, totaling R$222.1 million in 2Q18, compared to R$239.6 million in 2Q17, mainly due to the lower provisioning for lawsuits in 2Q18, in the amount of R$30.5 million.

The above-mentioned decrease was partially offset by the following factors:

•              Higher expenses related to charging for the use of water, in the amount of R$3.3 million; and

•              Higher provision for transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$1.8 million.

5.6. Depreciation and Amortization

The expenses with depreciation and amortization increased by R$9.0 million or 2.8%, mainly due to the start-up of intangible assets, in the amount of R$1.0 billion.

5.7. Allowance for doubtful accounts

Increase of R$22.3 million, mainly due to the lower recovery of unpaid amounts in 2Q18.

6. Other Operating Revenues (Expenses), Net

6.1. Other Operating Revenues

An increase of R$22.4 million, mainly due to the following factors:

•              Larger recovery of values, in 2Q18, previously deposited by court order, in the amount of R$10.9 million; and

•              Revenue from the expropriation of property in 2Q18, in the amount of R$8.1 million.

6.2. Other Operating Expenses

Increase of R$18.6 million, mainly due to the write-off of real estate in 2Q18, in the amount of R$15.6 million.

7. Financial result

7.1. Financial expenses, net of income

7.1.1. Financial Expenses

Increase of R$24.6 million, mainly due to the following factors:

•              Increase of R$18.4 million in interest and charges on domestic loans and financing, mainly due to the lower capitalized amount to the investment in 2Q18, when compared to 2Q17;

•              Increase of R$17.8 million in interest and charges on foreign loans and financing, mainly due to the higher appreciation of the dollar and the yen against the real in 2Q18 (16.0% and 11.4%, respectively), compared to the appreciation recorded in 2Q17 (4.4% and 3.5%, respectively); and

•              Decrease of R$11.6 million in other financial expenses, mainly due to the lower provisioning of interest in lawsuits in 2Q18.

7.1.2. Financial Revenue

Increase of R$29.8 million, due to the recognition of interest on the agreement with the Government of the State of São Paulo (GESP Agreement of 2015) in 2Q18, in the amount of R$46.6 million.

The above-mentioned increase was partially offset by the lower recognition of interest on financial investments in 2Q18, in the amount of R$9.4 million, due to the lower CDI variation.

7.2. Monetary and exchange variation, net

The effect of net monetary and exchange variations in 2Q18 was R$561.2 million higher than in 2Q17, highlighting the increase of R$585.2 million in exchange variation on loans and financing, due to the higher appreciation of the dollar and the yen against real in 2Q18 (16.0% and 11.4%, respectively) when compared to the appreciation occurred in 2Q17 (4.4% and 3.5%, respectively).

8. Income tax and Social contribution

The Company recorded a decrease of R$94.1 million, due to the lower taxable result presented in 2Q18, mainly due to the higher appreciation of the US dollar and yen against the real in 2Q18, when compared to the appreciation in 2Q17.

9. Indicators

9.1. Operating

(1)   Total connections, active and inactive, in thousand units at the end of the period

(2)   In million inhabitants, at the end of the period. Not including wholesale

(3)   In millions of cubic meters

(*)  Unaudited

9.2. Financial

(1) 2Q18 data in %

(2)  Quarterly average

(3) R$/sales on the last day

(*) Unaudited

10. Loans and financing

11. Capex

2Q18 investments totaled R$757.8 million, including R$129.7 million related to the São Lourenço PPP.

12. Conference calls

In English

August 14, 2018 - Tuesday

01:00 pm  US EST / 02:00 pm  (Brasília)

Dial in: + 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10121815

Click here for the webcast

In Portuguese

August 14, 2018 - Tuesday

9:30 am  US EST / 10:30 am (Brasília)

Dial in: +55 (11) 3193-1001

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3193-1012

Replay ID: 267246#

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Balance Sheet

Cash Flow

Brazilian Corporate Law

	Jan-Jun 2018	Jan-Jun 2017
		R$ '000
Cash flow from operating activities		
Profit before income tax and social contribution	**1,123,364**	**1,514,557**
Adjustment for:		
Depreciation and amortization	654,886	649,971
Residual value of property, plant and equipment and intangible assets written-off	13,784	11,408
Allowance for doubtful accounts	106,898	121,860
Provision and inflation adjustment	50,040	127,706
Interest calculated on loans and financing payable	256,304	191,428
Inflation adjustment and foreign exchange gains (losses) on loans and financing	941,692	163,480
Interest and inflation adjustment losses	16,025	5,347
Interest and inflation adjustment gains	(39,672)	(24,965)
Financial charges from customers	(148,191)	(89,398)
Margin on intangible assets arising from concession	(29,548)	(30,893)
Provision for Consent Decree (TAC)	51,730	82,754
Equity result	(3,694)	(3,467)
Provision from São Paulo agreement	114,498	214,959
Pension obligations	121,784	152,279
Other adjustments	12,442	(14,205)
	3,242,142	**3,072,821**
Changes in assets		
Trade accounts receivable	21,491	32,730
Accounts receivable from related parties	32,345	28,330
Inventories	20,828	(8,639)
Recoverable taxes	(51,061)	(39,506)
Escrow deposits	1,089	24,525
Other accounts receivable	(45,628)	(55,298)
Changes in liabilities		-
Trade payables and contractors	(248,804)	(252,487)
Services payable	(103,685)	(194,140)
Accrued payroll and related charges	(60,877)	(29,512)
Taxes and contributions payable	(44,327)	(46,352)
Deferred Cofins/Pasep	724	(3,447)
Provisions	(132,384)	(110,139)
Pension obligations	(101,094)	(107,190)
Other liabilities	91,237	57,510
Cash generated from operations	**2,621,996**	**2,369,206**
Interest paid	(360,993)	(382,910)
Income tax and contribution paid	(307,293)	(499,267)
Net cash generated from operating activities	**1,953,710**	**1,487,029**
Cash flows from investing activities		
Acquisition of intangibles	(801,502)	(670,319)
Restricted cash	5,024	(6,519)
Purchases of tangible assets	(12,572)	(10,859)
Increase in investment	(655)	-
Cash receipts from the sale of assets	8,131	-
Net cash used in investing activities	**(801,574)**	**(687,697)**
Cash flow from financing activities		
Loans and financing		
Proceeds from loans	1,085,460	302,803
Repayments of loans	(975,245)	(802,548)
Payment of interest on shareholders'equity	(653,393)	(765,933)
Public-Private Partnership – PPP	(27,786)	(15,556)
Program Contract Commitments	(31,484)	(36,714)
Net cash generated by (used in) financing activities	**(602,448)**	**(1,317,948)**
Cash reduce and cash equivalents	**549,688**	**(518,616)**
Represented by:		
Cash and cash equivalents at beginning of the year	2,283,047	1,886,221
Cash and cash equivalents at end of the year	2,832,735	1,367,605
Cash reduce and cash equivalents	**549,688**	**(518,616)**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 16, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.